Exhibit 1

Investor & Media enquiries:

KCSA Strategic Communications

Todd Fromer / Garth Russell

Tel: +1 212-896-1215 / 212-896-1250

tfromer@kcsa.com / grussell@kcsa.com

FOR IMMEDIATE RELEASE

MGT Capital Investments, Inc.: Failure to Satisfy a Continued Listing Rule Based on a Lack of Shareholder Meeting in 2008 and Medicsight Statement Regarding CMS Proposed Decision

NEW YORK, February 12, 2009 - MGT Capital Investments, Inc. (NYSE Alternext US: MGT) – Tim Paterson-Brown, Chairman and CEO of MGT, stated, “the Company has been considering various strategic alternatives which would require shareholder approval, and we therefore delayed holding our 2008 annual general meeting.  On February 10, 2009, we received notice from the staff of the NYSE Alternext US LLC (the “Exchange”) that the Company does not meet one of the Exchange’s continued listing standards because it failed to hold an annual meeting of its shareholders in 2008 as required in Section 704 of the Exchange’s Company Guide.

“The Company is aware of its obligations under the Company Guide, and plans to hold an annual general meeting before June 30, 2009. The Company has been afforded the opportunity to submit a plan of compliance to the Exchange by March 10, 2009 to demonstrate the ability to regain compliance with this requirement by August 10, 2009.  The Company fully intends to do this.  If the Company does not submit such a plan or if the plan is not accepted by the Exchange, the Company will be subject to delisting procedures as set forth in Section 1010 and part 12 of the Company Guide.”

Medicsight PLC (AIM: MDST) is a subsidiary of the Company, and an industry leader in the development of Computer-Aided Detection (CAD) and image analysis software which assists radiologists in the early detection of disease, comments on the recently published CMS (Center for Medicare and Medicaid Services) report that concluded that evidence is inadequate to show that CT colonography is an appropriate colorectal screening test, and, as such, the procedure is not reimbursable. The CMS has requested public comments on this proposed determination pursuant to Section 1862(1) of the Social Security Act. After considering the public comments, it will make a final determination and issue a final decision memorandum.

Medicsight is in discussions with its strategic partners and clinical advisors to assess the implication this may have on the Company. Reimbursement is, however, available for diagnostic procedures. The area wherein the CMS proposed decision may impact is in colorectal screening only.

David Sumner, Chief Executive of Medicsight, said: “We look forward to the feedback from public comment and hope the decision returns as a positive for Medicsight.”

About MGT Capital Investments, Inc.

MGT Capital Investments, Inc. is a technology holding company that focuses on investments in the global healthcare information technology market. The Company has two subsidiaries, Medicsight PLC and Medicexchange PLC.

Medicsight PLC (AIM: MDST) is a UK-headquartered, research driven, leading developer of computer-aided detection (CAD) and image analysis software for the medical imaging market. The CAD software automatically highlights suspicious areas on computerized tomography (CT) scans of the colon and lung, helping radiologists to identify, measure and analyze potential disease and early indicators of disease. Medicsight’s CAD software has been validated using one of the world’s largest and most population diverse databases of verified patient CT scan data. Medicsight’s ColonCAD(TM) and LungCAD(TM) software products are seamlessly integrated with the advanced 3D visualization workstations of several industry-leading imaging equipment partners.

Medicexchange PLC provides medical imaging professionals with a global web portal containing an online sales, jobs and information channel for diagnostic, treatment and surgery planning solutions. This combined with a variety of relevant clinical papers, training materials and content gives these professionals access to information and products that they otherwise would have difficulty accessing.

Additional information can be found at www.mgtci.com.

All forward-looking statements are made pursuant to the ‘safe harbor’ provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are based on current management expectations that involve risks and uncertainties that may result in such expectations not being realized. Potential risks and uncertainties include, but are not limited to, the risks described in company filings with the Securities and Exchange Commission.

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